UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

CLEARWIRE CORPORATION

(Name of issuer)

Class A Common Stock

(Title of class of securities)

18538Q105

(CUSIP number)

December 31, 2011

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 18538Q105

(1)	Names of reporting persons Highside Capital Management, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 22,396,000 (1)
(6) Shared voting power 0
(7) Sole dispositive power 22,396,000 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 22,396,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.9% (2)
(12)	Type of reporting person (see instructions) PN/IA

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 249,705,700 shares of Class A Common Stock outstanding as of October 31, 2011, as disclosed in the Form 10-Q for the quarter ended September 30, 2011 that was filed on November 3, 2011 by the Issuer with the Securities and Exchange Commission, as adjusted to reflect the issuance of 201,250,000 shares of Class A Common Stock on December 13, 2011.

SCHEDULE 13G

CUSIP No. 18538Q105

(1)	Names of reporting persons Highside Management, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 22,396,000 (1)
(6) Shared voting power 0
(7) Sole dispositive power 22,396,000 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 22,396,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.9% (2)
(12)	Type of reporting person (see instructions) OO

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 249,705,700 shares of Class A Common Stock outstanding as of October 31, 2011, as disclosed in the Form 10-Q for the quarter ended September 30, 2011 that was filed on November 3, 2011 by the Issuer with the Securities and Exchange Commission, as adjusted to reflect the issuance of 201,250,000 shares of Class A Common Stock on December 13, 2011.

SCHEDULE 13G

CUSIP No. 18538Q105

(1)	Names of reporting persons H. Lee S. Hobson
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only
(4)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(5) Sole voting power 22,396,000 (1)
(6) Shared voting power 0
(7) Sole dispositive power 22,396,000 (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 22,396,000 (1)
(10)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(11)	Percent of class represented by amount in Row (9) 4.9% (2)
(12)	Type of reporting person (see instructions) IN/HC

(1)	Represents the reporting person’s beneficial ownership as of February 14, 2012.

(2)

Based upon 249,705,700 shares of Class A Common Stock outstanding as of October 31, 2011, as disclosed in the Form 10-Q for the quarter ended September 30, 2011 that was filed on November 3, 2011 by the Issuer with the Securities and Exchange Commission, as adjusted to reflect the issuance of 201,250,000 shares of Class A Common Stock on December 13, 2011.

Item 1.

(a)	Name of Issuer

Clearwire Corporation

(b)	Address of Issuer’s Principal Executive Offices

1475 120th Avenue Northeast, Bellevue, Washington 98005

Item 2.

(a)	Name of Person Filing

This statement is jointly filed by and on behalf of each of Highside Capital Management, L.P., Highside Management, LLC and H. Lee S. Hobson. Highside Capital serves as an investment adviser and manager to advisory clients that are the record and direct beneficial owners of the securities covered by this statement. Highside Capital serves as investment adviser and manager to, and may be deemed to beneficially own securities owned by, its advisory clients. Highside Management is the general partner of, and may be deemed to beneficially own securities owned by, Highside Capital. Mr. Hobson is the president and managing member of, and may be deemed to beneficially own securities owned by, Highside Management.

Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each reporting person may be deemed to be a member of a group with respect to the issuer or securities of the issuer for the purposes of Section 13(d) or 13(g) of the Act. Each reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

(b)	Address of Principal Business Office or, if none, Residence

The address of the principal business office of each of the reporting persons is 100 Crescent Court, Suite 860, Dallas, Texas 75201.

(c)	Citizenship

See Item 4 on the cover page(s) hereto.

(d)	Title of Class of Securities

Class A Common Stock

(e)	CUSIP Number

18538Q105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a) ☐	A broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	A bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	An insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐	An investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d- 1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d- 1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Not Applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned: See Item 9 on the cover page(s) hereto.

(b)	Percent of class: See Item 11 on the cover page(s) hereto.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Item 5 on the cover page(s) hereto.

(ii)	Shared power to vote or to direct the vote: See Item 6 on the cover page(s) hereto.

(iii)	Sole power to dispose or to direct the disposition of: See Item 7 on the cover page(s) hereto.

(iv)	Shared power to dispose or to direct the disposition of: See Item 8 on the cover page(s) hereto.

Item 5.	Ownership of 5% or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5% on Behalf of Another Person.

Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012	HIGHSIDE CAPITAL MANAGEMENT, L.P.

	By:	Highside Management, LLC
	Its:	General Partner

	By:	/s/ Marc Vice
	Name:	Marc Vice
	Title:	Vice President

HIGHSIDE MANAGEMENT, LLC

	By:	/s/ Marc Vice
	Name:	Marc Vice
	Title:	Vice President

H. LEE S. HOBSON

	By:	/s/ H. Lee S. Hobson
	Name:	H. Lee S. Hobson

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1

Joint Filing Agreement (incorporated by reference to Exhibit 99.1 to the Schedule 13G relating to the Class A Common Stock of the issuer that was filed on October 17, 2011 by the reporting persons with the Securities and Exchange Commission).